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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CANNON EXPRESS, INC. (Name of Issuer)
Common Stock, $.01 Par Value (Title of Class of Securities)
137694 (CUSIP Number)
Mr. Bruce W. Jones President CFOex, Inc. 401 Henley Street Knoxville, Tennessee 37902 (866) 462-3639 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 17, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

SCHEDULE 13D
CUSIP No. 137694

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) CFOex, Inc. 71-0650141

(2)	Check the Appropriate Box if a Member of a Group (SEE INSTRUCTIONS)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (SEE INSTRUCTIONS) OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
Not applicable

(6)	Citizenship or Place of Organization State of Tennessee

NUMBER OF SHARES	(7)	Sole Voting Power 1,500,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None
PERSON WITH
	(9)	Sole Dispositive Power 1,500,000

	(10)	Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS)
☐
Not applicable

(13)	Percent of Class Represented by Amount in Row (11) 31.87%

(14)	Type of Reporting Person (SEE INSTRUCTIONS) CO

SCHEDULE 13D
CUSIP No. 137694

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Bruce W. Jones

(2)	Check the Appropriate Box if a Member of a Group (SEE INSTRUCTIONS)		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (SEE INSTRUCTIONS) OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
Not applicable

(6)	Citizenship or Place of Organization State of Tennessee

NUMBER OF SHARES	(7)	Sole Voting Power 1,500,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None
PERSON WITH
	(9)	Sole Dispositive Power 1,500,000

	(10)	Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS)
☐
Not applicable

(13)	Percent of Class Represented by Amount in Row (11) 31.87%

(14)	Type of Reporting Person (SEE INSTRUCTIONS) IN

ITEM 1. Security and Issuer

        This statement relates to the common stock $.01 par value ("Common Stock") of Cannon Express, Inc. (the "Issuer" or "Cannon"). The CUSIP number of Cannon's single class of Common Stock is 137694. The executive offices of the Issuer were located at 1457 Robinson, P.O. Box 364, Springdale, Arkansas 72765.

ITEM 2. Identity and Background

  (a)
  Name: CFOex, Inc.

  (b)
  Business address: 401 Henley Street, Knoxville, TN 37902

  (c)
  Present Occupation: Financial Advisory Services

  (d)
  CFOex, Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  CFOex, Inc. was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  Citizenship: CFOex, Inc. is organized under the laws of the State of Tennessee.

        The executive officer and director of CFOex, Inc. is Bruce Jones.

  (a)
  Name: Bruce Jones

  (b)
  Business address: 401 Henley Street, Suite 300, Knoxville, TN 37902

  (c)
  Present Occupation: President and Chairman of the Board of CFOex, Inc.

  (d)
  Bruce Jones has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  Bruce Jones was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  Citizenship: United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration

        The options to acquire 1,500,000 shares of Cannon Express, Inc. were acquired as partial payment for the services of CFOex, Inc. in assisting Cannon Express in its efforts to improve its current financial position.

ITEM 4. Purpose of Transaction

        The acquisition of the options to acquire the shares is part of the payment from Cannon to CFOex, Inc. for services provided and to be provided by CFOex, Inc. These services include retaining CFOex, Inc. as Cannon's crisis management team. CFOex, Inc. is working with Cannon to reduce cash consumption rates and improve Cannon's liquidity, develop and implement one and two-year financial plans, restructure Cannon's capital structure, and other actions designed to improve Cannon's liquidity and capital structure.

        The options are not all immediately exercisable. CFOex, Inc. received 500,000 options with an exercise price of $.53, which are immediately exercisable. CFOex, Inc. received 500,000 options which are exercisable at a price of $.53, but only after the $0.01 per share par value common stock of Cannon has traded at a price of $1.00 per share for 10 consecutive days. Two additional options were received by CFOex, Inc. for 250,000 shares each, with an exercise price of $.53. Each of these options require the common stock to trade at a price of $2.00 and $3.00 per share, respectively, for 10 consecutive days before it can be exercised.

ITEM 5. Interest in Securities of the Issuer

        CFOex, Inc. owns an option allowing it to acquire 500,000 shares of Cannon's Common Stock (13.49% of Common Stock outstanding as of April 22, 2002). This option is exercisable immediately. CFOex, Inc. also owns options for an additional 1,000,000 shares of Common Stock which are conditioned on the price performance of the Common Stock described in Item 4. If all of the prerequisites to exercise the options described above were met and the options were exercised, CFOex, Inc. would own 1,500,000 shares of Common Stock, or 31.87% of the outstanding shares.

        During the most recent sixty days, there were no transactions in the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Except with respect to the terms of the Agreements dated August 17 and July 23, 2002, and the four Option Agreements dated August 17, 2002, copies of which are attached hereto as exhibits, there exist no contract arrangements, understandings or relationships, legal or otherwise, between CFOex, Inc., and any other person with respect to any securities of Cannon Express, Inc., including but not limited to the transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits

        Exhibit No. 1—Agreement dated July 23, 2002
        Exhibit No. 2—Agreement dated August 17, 2002
        Exhibit No. 3—Option Agreement dated August 17, 2002, for 500,000 shares
        Exhibit No. 4—Option Agreement dated August 17, 2002, for 500,000 shares
        Exhibit No. 5—Option Agreement dated August 17, 2002, for 250,000 shares
        Exhibit No. 6—Option Agreement dated August 17, 2002, for 250,000 shares

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 21, 2002
Signature: /s/ Bruce W. Jones Bruce W. Jones

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  ITEM 1. Security and Issuer
  ITEM 2. Identity and Background
  ITEM 3. Source and Amount of Funds or Other Consideration
  ITEM 4. Purpose of Transaction
  ITEM 5. Interest in Securities of the Issuer
  ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
  ITEM 7. Material to be Filed as Exhibits
SIGNATURE